UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

INTERCEPT PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45845P108

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP IV LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45845P108	Page 2 of 14 Pages

1		NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,120,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,120,324
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

* This percentage is calculated based upon 22,635,857 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2015.

SCHEDULE 13D

CUSIP No. 45845P108	Page 3 of 14 Pages

1		NAME OF REPORTING PERSON OrbiMed Capital GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,120,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,120,324
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

* This percentage is calculated based upon 22,635,857 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s Form 10-K filed with the SEC on March 2, 2015.

SCHEDULE 13D

CUSIP No. 45845P108	Page 4 of 14 Pages

1		NAME OF REPORTING PERSON Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,120,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,120,324
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

* This percentage is calculated based upon 22,635,857 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s Form 10-K filed with the SEC on March 2, 2015.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock (the “Common Stock”) of Intercept Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 450 W. 15th Street, Suite 505, New York, New York, 10011.  The Common Stock is listed on the NASDAQ National Market under the ticker symbol “ICPT.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)               This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP IV LLC (“GP IV”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)     Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP IV, which is the sole general partner of OrbiMed Private Investments IV, LP (“OPI IV”), which holds shares of Common Stock of the Issuer (“Shares”), as more particularly described in Item 6 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP IV has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in Advisors.

The directors and executive officers of Advisors and GP IV are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)     During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

As described more fully in Item 5 below, this Statement relates to the disposition of Shares by the Reporting Persons. The Shares initially had been acquired (and those that continue to be held are held) by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI IV.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     As of the date of this filing, Advisors, GP IV and Isaly may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 6 below.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 4.95% of the issued and outstanding Shares.  Advisors, pursuant to its authority as the sole managing member of GP IV, the sole general partner of OPI IV, may be deemed to indirectly beneficially own the Shares held by OPI IV.   GP IV, pursuant to its authority as the general partner of OPI IV, may be deemed to indirectly beneficially own the Shares held by OPI IV.  Isaly pursuant to his authority as the managing member of, and owner of a controlling interest in Advisors pursuant to its limited liability company agreement, may be deemed to also indirectly beneficially own the Shares attributable to Advisors.  As a result, Isaly, Advisors and GP IV share the power to direct the vote and to direct the disposition of the Shares described in Item 6 below.

(c) On May 7, 2013, Johnathan T. Silverstein (“Silverstein”), a member of Advisors and a designated representative of the Reporting Persons on the Issuer’s board of directors, was granted options to purchase 1,980 Shares pursuant to the Intercept Pharmaceuticals, Inc. 2012 Equity Incentive Plan (the “2012 Plan”), and on July 17, 2014, Silverstein was granted options to purchase 348 Shares and 285 restricted Shares pursuant to the 2012 Plan. Silverstein is obligated to transfer any Shares issued under any options granted to him by the Issuer and any restricted Shares once such Shares are no longer restricted to the Reporting Persons.

The following table sets forth information concerning transactions in the Shares held by OPI IV that were effected after the filing of Amendment No. 4 to this Statement.

Date of Transaction	Transaction	Number of Shares	Price Per Share*	Price Range*
March 26, 2015	Sell	5,623	$281.11	$280.55 to $281.42
March 26, 2015	Sell	8,397	$282.13	$281.43 to $282.42
March 26, 2015	Sell	9,357	$282.87	$282.49 to $283.25
March 26, 2015	Sell	16,845	$284.20	$283.62 to $284.58
March 26, 2015	Sell	23,903	$285.18	$284.73 to $285.72
March 26, 2015	Sell	7,611	$286.24	$285.73 to $286.69
March 26, 2015	Sell	18,041	$287.16	$286.75 to $287.74
March 26, 2015	Sell	26,028	$288.11	$287.75 to $288.74
March 26, 2015	Sell	15,131	$289.07	$288.76 to $289.73
March 26, 2015	Sell	13,974	$290.02	$289.75 to $290.42
March 26, 2015	Sell	3,700	$291.12	$290.97 to $291.82
March 26, 2015	Sell	6,000	$292.13	$292.01 to $292.84
March 26, 2015	Sell	2,500	$293.85	$293.51 to $294.17
March 26, 2015	Sell	90	$294.82

*The Price Per Share reported above is a weighted average price.  Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares sold at each separate price within the ranges set forth above.

(d)           Not applicable.

(e)           On March 26, 2015, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP IV is the sole general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV. Advisors is the sole managing member of GP IV, pursuant to the terms of the limited liability company agreement of GP IV.  Pursuant to these agreements and relationships, Advisors and GP IV have discretionary investment management authority with respect to the assets of OPI IV.  Such authority includes the power of GP IV to vote and otherwise dispose of securities purchased by OPI IV.  The number of outstanding Shares attributable to OPI IV is 1,120,324 Shares.  Advisors may be considered to hold indirectly 1,120,324 Shares, and GP IV may be considered to hold indirectly 1,120,324 Shares.

As of August 9, 2012, Silverstein, a member of Advisors, and Dr. Klaus R. Veitinger, a Venture Partner at Advisors, were appointed to the Board of Directors of the Issuer, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Silverstein may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Silverstein is obligated to transfer any Shares issued under any such stock options or other awards to the Reporting Persons, which will distribute such Shares to OPI IV.

Stockholders Agreement

OPI IV has certain rights under the terms of a Third Amended and Restated Stockholders Agreement, dated as of August 9, 2012 (the “Stockholders Agreement”), to require the Issuer to file registration statements with respect to the Shares under the Securities Act of 1933, as amended (the “Securities Act”), subject to certain limitations and restrictions.

Subject to the terms of the Stockholders Agreement, certain holders of Shares who are parties to the Stockholders Agreement (including the Reporting Persons) can demand that the Issuer file a registration statement or request that their Shares be covered by a registration statement that the Issuer is otherwise filing.

Pursuant to the terms of the Stockholders Agreement, certain holders of the Common Stock identified in the Stockholders Agreement (including the Reporting Persons, the “Major Holders”) are entitled to certain demand registration rights. If holders of at least 30% of the Shares covered by the registration rights (the “Registrable Securities”) request a registration of securities with an aggregate value of at least $25,000,000, the Issuer may be required to register such Registrable Securities.

Pursuant to the terms of the Stockholders Agreement, in the event that the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other stockholders, the Major Holders, including the Reporting Persons, and certain other parties to the Stockholders Agreement are entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to a registration related to the shares issuable under employee benefit plans and in certain circumstances, the holders of the Registrable Securities are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Subject to the terms of the Stockholders Agreement, the Major Holders, including the Reporting Persons, are entitled to certain Form S-3 registration rights if the Issuer is eligible to file a registration statement on Form S-3. As a result, holders owning a certain percentage of the Issuer’s capital stock and certain other identified holders have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate value of the securities to be sold under the registration statement on Form S-3 is at least $5,000,000, subject to specified exceptions.

Pursuant to the Stockholders Agreement and subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Stockholders Agreement.

The Stockholders Agreement also contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

The registration rights under the Stockholders Agreement shall terminate upon the earlier of: (i) when all of the Registrable Securities could be sold pursuant to a registration statement or Rule 144 under the Securities Act; (ii) the sale of all or substantially all of the assets or business of the Issuer, by merger, sale of assets or otherwise, and (iii) October 16, 2015.

The foregoing description of the terms of the Stockholders Agreement is intended as a summary only and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as an exhibit and incorporated by reference herein.

Stock Options and Restricted Stock

As described in Item 5 above, on May 7, 2013, Silverstein was granted options to purchase 1,980 Shares pursuant to the 2012 Plan, and on July 17, 2014, Silverstein was granted options to purchase 348 Shares and 285 restricted Shares pursuant to the 2012 Plan. Silverstein is obligated to transfer any Shares issued under any options granted to him by the Issuer and any restricted Shares once such Shares are no longer restricted to the Reporting Persons.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly.
2.
Third Amended and Restated Stockholders Agreement by and among the Issuer and the other persons and entities party thereto, dated as of August 9, 2012 (Incorporated by reference to Exhibit No. 10.18 to the Issuer’s Amended Registration Statement, on Form S-1, SEC File No. 333-183706, filed with the SEC on September 27, 2012).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2015

OrbiMed Advisors LLC a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP IV LLC a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC A Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

/s/ Samuel D. Isaly
Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly.
2.
Third Amended and Restated Stockholders Agreement by and among the Issuer and the other persons and entities party thereto, dated as of August 9, 2012 (Incorporated by reference to Exhibit No. 10.18 to the Issuer’s Amended Registration Statement, on Form S-1, SEC File No. 333-183706, filed with the SEC on September 27, 2012).